NEWS RELEASE

FOR IMMEDIATE RELEASE

February 10, 2012 — CE Franklin Ltd. (NASDAQ: – CFK, TSX: - CFT):  On February 7, 2012 Schlumberger Limited ("Schlumberger") filed an amendment to a statement on schedule 13D with the United States Securities and Exchange Commission announcing, among other things, that it intends to explore possible transactions involving its ownership of approximately 56% of the issued and outstanding common shares of CE Franklin Ltd. ("CEF" or the "Company").  As a result of this announcement, CEF’s board of directors (the "Board") has met and created a special committee, composed entirely of independent directors, of the Board (the "Special Committee") to actively represent the interests of the Company and its shareholders in any transactions that may be proposed.  CEF and the Special Committee intend to work cooperatively with Schlumberger to achieve the best outcome for the Company and its shareholders. The Special Committee is composed of Robert McClinton, Keith Turnbull, Michael Hogan and Brad Thompson.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry.  CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 39 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934; within the meaning of Canadian securities law and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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